[ASB FINANCIAL CORP. LETTERHEAD]



                                 May 4, 2005


Mr. Michael Pressman, Special Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

      Re:   ASB Financial Corp.
            Schedule 13E-3 filed March 3, 2005
            File No. 5-50215

            Preliminary Schedule 14A filed March 3, 2005
            File No. 0-25906

Dear Mr. Pressman:

      Set forth below are the responses of ASB Financial Corp. ("ASB") to the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated March 31, 2005, with respect to the captioned Schedule
13E-3 and Preliminary Schedule 14A (the "Proxy Statement").   The responses
below are keyed numerically to the comments in the Staff's letter. Please note that the page numbers of the Proxy Statement have changed from the preliminary Proxy Statement filed on March 3, 2005 and the page references in this letter correspond to the revised Proxy Statement filed on the date hereof.

                                  COMMENTS
                                  --------

Schedule 14A

1. We have added a caption at the top of the first page of the Proxy Statement and the first page of the proxy card indicating that they are preliminary copies.


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2.    We respectfully request that we be permitted to present the reverse and forward stock splits (the "Stock Splits") as one proposal and not separately break them out on the proxy card, for the following reasons:

      First, shareholder approval of a forward stock split is not required under Ohio law. The September 2004 Fifth Supplement to the Manual of Publicly Available Telephone Interpretations states that unbundling is generally required when "state law, securities exchange listing standards, or the company's charter or bylaws would require shareholder approval of the proposed changes if they were presented on their own." Pursuant to Section 1701.33 of the Ohio Revised Code, the directors of an Ohio corporation may declare a distribution of shares of the corporation and this is commonly done in the form of a forward stock split. In applying the above standard, under Ohio law, forward stock splits would not generally be "presented on their own" to shareholders because shareholder approval is not required.

      Although amendments to articles of incorporation require shareholder approval under Ohio law, forward stock splits may be accomplished by director resolution only and without an amendment to the articles. Although not required, we chose to use a proposal with two articles amendments for several reasons. The Board feels that the forward split amendment provides a clear record of the forward split that would be evidenced in the records of the Ohio Secretary of State, as opposed to only a resolution of the Board contained in ASB's records. An amendment also avoids any shareholder confusion as to the effective time of the forward stock split by basing the forward split's effectiveness on the acceptance of the amendment by the Ohio Secretary of State instead of it being declared by the board at a later time. Further, we believe that the use of an amendment gives our shareholders certainty regarding the occurrence of the forward split because reverse split cannot be effected without the subsequent forward split if both splits are combined into one proposal.

      Second, the operative transaction and the one that will result in ASB falling below 300 record holders is the reverse stock split. The forward split itself has no impact on our ability to deregister our common shares. The sole purpose of the forward split is to return the trading price of our shares after the reverse split to a price per share similar to the price per share before the reverse split to facilitate the marketability of our shares after the Stock Splits. In the September 2004 Supplement, the Staff took the position that unbundling is not required when an acquired company's shareholders would be voting on bylaw amendments in a merger that are the same or similar to those already contained in the acquired company's charter or bylaws. In that situation, there was no need to approve the similar amendments because nothing new would affect the shareholders. The same is true here. The purpose of the forward split is solely to return our shareholders to a comparable situation after the forward split regarding the number of shares held by remaining shareholders and the price per share as before the reverse split.

      For the above reasons, we respectfully request that the Staff permit both the reverse split amendment and the forward split amendment to be presented as one proposal.

3. On pages 4 and 24 of the Proxy Statement we have added the disclosure required by Item 1015(c) of Regulation M-A.

4. On pages 1, 6, 18, 29 and 31 of the Proxy Statement we have added disclosure of the percentage of shares owned by directors and officers of ASB who have stated they will vote in favor of the Stock Splits.

Summary Term Sheet, page 2
--------------------------

5. On pages 2 and 3 of the Proxy Statement we have further explained the potential effects of the Stock Splits on beneficial shareholders who hold shares through record holders and actions that these "street name" holders may take to ensure they are cashed out or to enable them to remain shareholders of ASB after the Stock Splits.

6. On page 6 of the Proxy Statement we have added bulleted disclosure highlighting the potential disadvantages of the Stock Splits.

7. On page 6 of the Proxy Statement we have revised the heading to replace the word "certain" with "material."

Cautionary Notice Regarding Forward-Looking Statements, page 5
--------------------------------------------------------------

8. On page 8 of the Proxy Statement we have deleted the reference to the Private Securities Litigation Reform Act of 1995.

9. On page 8 of the Proxy Statement we have deleted the statement that ASB disclaims any obligation to update its forward-looking statements.

Special Factors, page 8
-----------------------

Purpose of the Stock Splits, page 8
-----------------------------------

10. On page 11 of the Proxy Statement we have deleted the reference to the "primary purpose" to eliminate the implication that there are other less significant purposes.

Reasons for the Stock Splits, page 8
------------------------------------

11. On page 11 of the Proxy Statement we have added discussion regarding our decision to go private at this time as opposed to other times in our operating history.

12. On page 12 of the Proxy Statement we have revised our estimated cost savings. As the Staff requested in its letter, a supplementary analysis of each historical cost savings line item is set forth below:

      * Audit Fees. As the Staff pointed out in its letter, our audit fees were $66,050 and $58,735 for 2004 and 2003 respectively. We expect that upon completion of the Stock Splits, our audit fees will be reduced by approximately $37,000 per year. This reduction reflects the elimination of reviews of quarterly reports on Form 10-Q and annual reports on Form 10-K by our auditors, and overall reduced audit costs from no longer being a public company. We presently intend to continue providing our shareholders access to our annual reports, and as a result we will continue to incur annual audit fees of approximately $30,000 related to the audit of our annual financial statements and preparation of annual reports.

      * Legal Fees. After the Stock Splits, we expect that our legal costs will be reduced by $50,000, reflecting the elimination of reviews of annual and quarterly reports on Forms 10-K and 10-Q and legal compliance costs to comply with provisions of the Sarbanes-Oxley Act and Nasdaq listing requirements. We expect to continue to incur approximately $50,000 in annual legal fees related to the preparation of annual reports to shareholders and proxy statements for annual meetings, and other miscellaneous legal items.

      * Printing and Mailing Costs. We expect that our printing, mailing and filing costs will be reduced by $25,000 annually as a result of the Stock Splits. This reduction is primarily due to the elimination of EDGAR filing costs for Forms 10-K, 10-Q, 8-K and Forms 4, and the elimination of printing and mailing costs of annual reports to our shareholders. We intend to continue to provide our shareholder with access to annual reports in electronic format and will provide hard copies if requested. We also will continue to send proxy statements to our shareholders, but will no longer send proxies or provide annual reports to the approximately 220 shareholders who will be cashed out as a result of the Stock Splits. We expect to continue to incur printing and mailing costs of approximately $5,000 annually.

      * Nasdaq Listing Fees. After the Stock Splits we will no longer be listed on the Nasdaq National Market and approximately $21,000 in annual Nasdaq listing fees will be eliminated.

      * Internal Personnel Costs. Our management and employees currently spend considerable time complying with SEC and Nasdaq requirements, including preparing and reviewing our Forms 10-K, 10-Q and 8-K. Upon deregistration, we conservatively estimate that we will realize costs savings in personnel costs of $15,000 annually.

      In addition to our anticipated savings based on our historical costs, we also expect to realize additional annual savings from not being subject to Section 404 of the Sarbanes-Oxley Act. These savings are set forth below:

      * Section 404 Audit Fees. We expect to realize annual savings of approximately $30,000 in audit fees related to the review and attestation of our internal controls by our auditor.

      * Section 404 Personnel Costs. To comply with Section 404, we would be required to hire additional personnel and management would also spend a considerable amount of time monitoring our compliance with the requirements of Section 404. We conservatively estimate we will save approximately $20,000 annually by not being subject to Section 404.

13. We expect that the aggregate cost of the Stock Splits will be approximately $2,096,000. Of this total, we estimate that the repurchase of fractional shares will cost approximately $1,986,000 and that we will incur approximately $110,000 in professional fees, printing costs and related expenses. We intend to use excess capital to repurchase fractional shares in the Stock Splits and these repurchases will be reflected in our financial statements as a reduction in equity. Because the repurchases will not be reflected as costs, we do not view them as such. For the past several years, we have had excess capital and have been searching for an effective way to use this capital. We have repurchased shares from time to time but, given the limited liquidity of the Common Shares, it is difficult for us to effectively use our excess capital through market repurchases. The Stock Splits permit us to utilize some of our excess capital to repurchase a large number of Common Shares at once, and the Board believes that the repurchase fractional shares in the Stock Splits will immediately improve ASB's return on equity and earnings per share. The Board and management have considered the Stock Splits as part of ASB's overall capital management strategy and believe that the Stock Splits are an effective use of excess capital.

      The only actual costs ASB will incur in the Stock Splits are the approximately $110,000 in professional fees, printing and mailing and related expenses, which we estimate we will recoup in the first year after completion of the Stock Splits.

Effects of the Stock Splits, page 10
------------------------------------

Effects on Continuing Holders, page 11
--------------------------------------

14. On page 13 of the Proxy Statement we have revised to discuss that, after the Stock Splits and subsequent deregistration, we will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that the officers of ASB will no longer be required to certify the accuracy of our financial statements. We have provided a similar discussion on page 6 in "Summary Term Sheet - Disadvantages of the Stock Splits" and on page 23 in "Special Factors - Disadvantages of the Stock Splits."

Alternatives to the Stock Splits, page 14
-----------------------------------------

15. On page 17 of the Proxy Statement we have revised the discussion to state that the Board did not investigate the costs of the various alternatives considered because the Board determined early in its deliberations that these methods either had little chance of success or other unfavorable features and were not viable alternatives.

16. On page 18 of the Proxy Statement we have revised to discuss a sale of ASB as an alternative to going private.

Fairness of the Stock Splits, page 15
-------------------------------------

17. On page 19 of the Proxy Statement we have revised the discussion to more clearly state the factors that the Board considered in determining the fairness of the Stock Splits.

Advantages of the Stock Splits, page 16
---------------------------------------

18. Beginning on page 19 of the Proxy Statement we have expanded the analysis of historical trading prices to include average prices for the 30, 60, 90, 180 and 270 day periods prior to the date the Board
      approved the Stock Splits.   On page 20 of the Proxy Statement we
      have also addressed fairness in light of the trading price of ASB's shares having been in excess of $23.00 per share at several times during the past year. Further, on page 21 we have added a discussion of going concern value and have expanded the discussion of liquidation value.

Opinion of Keller & Company, page 19
------------------------------------

19. No relationship has existed between Keller & Company in the past two years. On page 24 of the Proxy Statement, we have revised the discussion to remove the implication that any relationship, other than the current relationship, exists between ASB and Keller & Company.

20. Beginning on page 24 of the Proxy Statement we have revised to include a more detailed description of the procedures followed, assumptions made and limitations imposed. We have also provided a summary of the instructions given to Keller & Company by the Board regarding the preparation of the fairness opinion.

21. On pages 27 and 35 of the Proxy Statement we have added a statement indicating that Keller & Company recommended the amount of consideration to be paid per share in the Stock Splits.

22. On page 25 of the Proxy Statement we have revised the discussion to clarify that the only non-public information that we provided Keller & Company, Inc. was quarterly operating results for the quarter ended December 31, 2004, that had not yet been released. We did not give Keller & Company, Inc. any financial forecasts and did not help Keller develop any projections.

Public Company Analysis, page 21
--------------------------------

23. On page 26 of the Proxy Statement we have specified the locations of all of the selected institutions.

Stock Splits Proposal - Summary and Structure, page 24
------------------------------------------------------

24. On page 39 of the Proxy Statement we have revised the discussion to delete the reservation of rights by the Board to not effect the Stock Splits after they are approved by the shareholders and have added examples of circumstances under which the Board might so decide. We have also made corresponding changes on page 7 in "Summary Term Sheet
      - Termination of Stock Splits."

Background of the Stock Splits, page 26
---------------------------------------

25. Beginning on page 32 of the Proxy Statement and continuing throughout the section entitled "Background of the Stock Splits" we have expanded the discussion to provide more detail of the background of the Stock Splits, including the dates when management and the Board began discussions with counsel, who first proposed the possibility of going private, how the reverse stock split ratio was determined and how the $23.00 per share price was determined.

26. Beginning on page 32 and throughout the section entitled "Background of the Stock Splits" we have explained how the Board arrived at the Repurchase Price.

Material Federal Income Tax Consequences of the Merger, page 30
---------------------------------------------------------------

27. On page 37 of the Proxy Statement we have revised the discussion to more clearly state that we expect that there will be no material federal income tax consequences to ASB.

Incorporation of Certain Documents by Reference, page 47
--------------------------------------------------------

28. ASB will deliver the information incorporated by reference in the Proxy Statement to our shareholders at the same time we send the Proxy Statement to the shareholders.

      Additional revisions, unrelated to your letter of March 31, 2005, have also been made to the Proxy Statement. These changes are marked, along with your requested changes, in the attached blacklined copies.

      By this letter, ASB acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) ASB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions, please call Ms. Terri R. Abare at (513) 723-4001 or Mr. Jason L. Hodges at (513) 723-8590.

                                       Very truly yours,

                                       /s/ Robert M. Smith

                                       Robert M. Smith
                                       President

Enclosures

cc:   Terri R. Abare, Esq.
      Jason L. Hodges, Esq.
      Mr. Michael Keller


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